BB

SECURITIES AND EXCHANGE COMMISSION

02021297

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-25158

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Noyes Partners Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street 12th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan P. Fisher 212-668-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies MUnns & Dobbins, LLP
(Name — *if individual, state last, first, middle name*)

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/12

OATH OR AFFIRMATION

I, Susan P. Fisher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noyes Partners Incorporated, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct. 7, 2002

Sandra L. Williamson
Notary Public

Susan P. Fisher
Signature

Executive Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control
- X (p) Notes to Financial Statements

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOYES PARTNERS INCORPORATED

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

TABLE OF CONTENTS

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Noyes Partners Incorporated:

We have audited the accompanying statement of financial condition of Noyes Partners Incorporated as of December 31, 2001 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Noyes Partners Incorporated as of December 31, 2001 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 11 is presented for the purpose of additional analysis and is not required as a part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

February 1, 2002

NOYES PARTNERS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 298,923
Receivable from clearing organization	38,946
Receivable from others	19,970
Prepaid expenses	22,102
Deposit with clearing organization	100,000
Investment in affiliated company	418,703
Investment in U.S. Treasury Notes	499,780
Office furniture, equipment, software and leasehold improvements, net of accumulated depreciation and amortization of $160,654	320
Other assets	19,133
	$ 1,417,877

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 36,563
Subtenant prepayment	104,011
Commissions payable	631
Income taxes payable	12,219
Total liabilities	153,424
Stockholders' equity	
Common stock, $0.10 par value, authorized 1,000 shares; issued 739.5 shares	74
Capital in excess of par value	474,420
Retained earnings	1,147,944
Less treasury stock at cost (208.5 shares)	(357,985)
Total shareholders' equity	1,264,453
	$ 1,417,877

The accompanying notes are an integral part of these financial statements.

NOYES PARTNERS INCORPORATED

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

Income	
Commissions and trading income	$ 942,824
Investment income	114,254
Subtenant charges	572,602
Other income	246,997
Total income	1,876,677
Expenses	
Employee compensation and benefits	882,380
Commissions to independent agents	398
Clearance	143,513
Communications	188,155
Occupancy and equipment rental	252,513
Travel and entertainment	4,888
Office supplies and expenses	32,071
Postage and messengers	12,066
Interest expense	1,048
Depreciation and amortization	7,325
Professional fees	60,269
Regulatory fees	8,713
Insurance	11,211
Dues and publications	3,306
Other	2,644
Total expenses	1,611,500
Income before provision for income taxes	265,177
Provision for income taxes	24,700
Net income	$ 240,477

The accompanying notes are an integral part of these financial statements.

NOYES PARTNERS INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Capital In Excess of Par Value	Retained Earnings	Treasury Stock	Total
Balance January 1, 2000	$ 74	$ 474,420	$ 1,407,467	$ (357,985)	$ 1,523,976
Net income			240,477		240,477
Distribution			(500,000)		(500,000)
Balance December 31, 2001	$ 74	$ 474,420	$ 1,147,944	$ (357,985)	$ 1,264,453

The accompanying notes are an integral part of these financial statements.

NOYES PARTNERS INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Operating activities	
Net income	$ 240,477
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	7,325
Income from investment in affiliated company	(80,581)
Increase (decrease) in cash due to changes in	
Receivable from clearing organization	(12,027)
Receivable from others	58,695
Prepaid expenses	(2,594)
Accounts payable and accrued expenses	8,222
Subtenant prepayment	104,011
Commissions payable	(1,758)
Income taxes payable	(14,167)
Net cash provided by operating activities	307,603
Cash flows from investing activities	
Purchase of equipment	(4,259)
Purchase of investments	(547)
Distribution from affiliated company	126,029
Net cash provided by investing activities	121,223
Cash flows from financing activities	
Distribution to shareholders	(500,000)
Net cash used by financing activities	(500,000)
Net decrease in cash	(71,174)
Cash, beginning of year	370,097
Cash, end of year	$ 298,923
Supplementary cash flow information	
Cash paid during the year for	
Income taxes	$ 43,740
Interest	$ 1,048

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Business Operations and Summary of Significant Accounting Policies

Business Operations

Noyes Partners Incorporated (the "Company") was incorporated under the laws of the State of New York. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Securities Transactions

Trading profits, commission revenue, and related expenses are recorded on a settlement date basis. Such revenues and expenses would not be materially different if recorded on a trade date basis.

Investment in U.S. Treasury Notes

Investment in U.S. Treasury Notes consists of debt securities which is classified as held-to-maturity. The Company has the positive intention to hold these securities to maturity and reports the investment at amortized cost.

Furniture, Equipment, Software and Leasehold Improvements

Office furniture, equipment, software and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over their estimated useful lives.

Statement of Cash Flows

For the purpose of the statement of cash flows, cash includes cash deposited with banks and short-term highly liquid investments with original maturity of three months or less.

2. Receivable from Clearing Organizations/Deposits with Clearing Organization

The receivable from clearing organizations represents primarily cash held by the clearing brokers for commissions and fees generated in December 2001 and received in January 2002 The deposits with clearing organization are required by the clearing agreements.

NOYES PARTNERS INCORPORATED

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. Related Party Transactions

For the year ended December 31, 2001, fees received from Douglas, Noyes & Co., Inc., an affiliate, amounted to $102,591. In addition, other costs, including rent, communications and other operating expenses, were billed to Douglas, Noyes & Co., Inc. and Berkery, Noyes & Co., LLC, also an affiliate, amounting to $82,586 and $419,319, respectively, for the year ended December 31, 2001.

The Company participates in the net profits and losses as defined in the operating agreement of Berkery, Noyes & Co., LLC. The share in the net profit of the affiliated company amounted to $80,581 for 2001, and is reflected as investment income in the statement of operations.

4. Income Taxes

For income tax purposes, the shareholders have elected that the Company be treated as an S-corporation under Subchapter S of the Internal Revenue code. Accordingly, no provision has been made for federal income tax since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The Company continues to be taxed as a corporation for state and local purposes. Temporary differences between net income for financial statement purposes and taxable income are related to depreciation and are not material.

5. Commitments

The Company rents its office space under operating leases extending to 2003. The following are minimum annual lease payments for the periods ending December 31:

2002	$ 175,316
2003	58,438
	$ 233,754

6. Regulatory Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $100,000 or one-fifteenth of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $776,526 which exceeded requirements by $676,526.

7. Pension Plan

The Company maintains a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. Under the plan, eligible employees may elect to defer a portion of their income on a pretax basis through plan contributions. The Company did not contribute to the plan in 2001.

8. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. The Company places its cash in highly regarded financial institutions. The Company does not have a material concentration of credit risk with respect to clearing and other receivables, due to generally short payment terms.

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As stated in Note 1, the Company records trading profits, commission revenue and related expenses on a settlement date basis. Further, the Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a transaction not settled through December 31, 2001, the Company would be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2001 were settled with no resulting liability to the Company.

9. Subsequent Event

Subsequent to year end, the Company's management has been discussing transfers of substantially all of the Company's business to another company. No final decision has been made.

NOYES PARTNERS INCORPORATED

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

NOYES PARTNERS INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

Shareholders' equity		$1,264,453
Deductions		
Non-allowable assets		
Petty cash	$ 200	
Investment in affiliated company	418,703	
Receivable from others	19,970	
Office furniture, equipment, software and leasehold improvements - net	320	
Prepaid expenses and other assets	41,235	
	480,428	
Other deductions	5,000	485,428
Net capital before haircuts on security positions		779,025
Less:		
Haircuts on security positions - Schedule 2		2,499
Net capital		776,526
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $153,424 or $100,000, whichever is greater		100,000
Excess net capital		$676,526
Ratio of aggregate indebtedness to net capital		.20 to 1

Reconciliation with Company's Computation

No material differences exist between the above Computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing for December 31, 2001

See independent auditors' report.

Schedule 2

NOYES PARTNERS INCORPORATED

SCHEDULE OF SECURITIES HAIRCUTS AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2001

Securities Haircuts

Security Description	Amortized Cost	Percentage Deduction	Haircut Amount
500,000 United States Treasury Notes 6.625%, 5/31/2002.	$499,780	.50%	$2,499
	$499,780		$2,499

Aggregate Indebtedness

Accounts payable and accrued expenses	$ 36,563
Subtenant prepayment	104,011
Commissions payable	631
Income taxes payable	12,219
	$153,424

See independent auditors' report.

NOYES PARTNERS INCORPORATED

STATEMENT OF EXEMPTION FROM RULE 15c3-3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

DECEMBER 31, 2001

Noyes Partners Incorporated clears all customer transactions through other broker-dealers on a fully disclosed basis and therefore claims exemptive provision (K)(2)(ii) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

See independent auditors' report.

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT OF INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Noyes Partners Incorporated

In planning and performing our audit of the financial statements of Noyes Partners Incorporated (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recording of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal controls structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

In addition, our review indicated that Noyes Partners Incorporated was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2)(ii) as of December 31, 2001 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor Davies Munns & Dobbins, LLP

February 1, 2002

NOYES PARTNERS INCORPORATED

REPORT ON FINANCIAL STATEMENTS

[redacted]

DECEMBER 31, 2001